May 19, 2023

VIA EDGAR

Ms. Christina Chalk, Senior Special Counsel

Mr. Blake Grady, Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Masimo Corporation
PRRN14A filed May 15, 2023
Filed by Politan Capital Management et al.
File No. 001-33642

Dear Ms. Chalk and Mr. Grady:

This letter, which is being submitted on behalf of Politan Capital Management LP and the other filing persons named in the above referenced PRRN14A filed on May 15, 2023 (“Amendment No. 1”, and all such persons, the “Participants”), responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated May 18, 2023 (the “Comment Letter”) with respect to Amendment No. 1. Today, the Participants have filed with the SEC Amendment No. 2 to the preliminary proxy statement (the “Revised Preliminary Proxy Statement”), which contains revisions intended to, among other matters, address the Staff’s comments contained in the Comment Letter.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For convenience of reference, we have also included in each case the text of the applicable comment from the Comment Letter in bold face type immediately before the response thereto.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Revised Preliminary Proxy Statement.

Revised Preliminary Schedule 14A

Reasons for the Solicitation, page 13

1.	Refer to our comment letter dated May 10, 2023. We reissue comment 6. In this respect, we note your disclosure that your nominees “would seek to provide independent oversight of management” and your response that your nominees “have no predetermined specific plans.” If your nominees do not have specific changes that they would attempt to institute, revise to so state in the proxy statement.

In response to the Staff’s comment, the Participants have included revised disclosure in the Reasons for Solicitation section on page 14 to reflect our prior note to the Staff that the Politan Nominees have no predetermined specific plans if elected to the Board.

May 18, 2023

Votes Required for Approval, page 29

2.	Refer to comment 11 in our prior comment letter. We note that your revised proxy statement states that, in order to pass, proposals two, three and six “each require the affirmative vote of the holders of a majority of the shares present or represented by proxy and voting at the 2023 Annual Meeting.” However, as explained in our initial comment 11, the Bylaws appear to provide that such proposals must be passed by a majority of votes cast (disregarding abstentions and broker non-votes). Please revise or advise.

In response to the Staff’s comment, the Participants have included revised disclosure in the Revised Preliminary Proxy Statement on pages 20 and 30 to provide that such proposals must be passed by a majority of votes cast (disregarding abstentions and broker non-votes).

Solicitation of Proxies, page 31

3.	Refer to comment 12 in our prior comment letter. We note your response that “any success fee would be a reasonable amount.” Revise to state this in the proxy statement, and to include a ceiling on the success fee if known.

In response to the Staff’s comment, the Participants have included additional disclosure in the Revised Preliminary Proxy Statement on page 32 to include that any success fee, if paid, would be a reasonable amount. The Participants have not determined a ceiling with respect to any success fee.

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We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 212-504-5757 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Richard M. Brand

Via-E-mail:

cc: Quentin Koffey, Managing Partner and Chief Investment Officer, Politan Capital Management LP